Exhibit 99.1

For immediate release

Sify reports revenues of INR 18432 million for FY 2016-17
EBITDA for the year stood at INR 2570 million

Chennai, Tuesday, April 25, 2017: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the fiscal year 2016-17.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the year ended March 31, 2017 was INR 18432 million, an increase of 23% over last year.

•	EBITDA for the year was INR 2570 million, an increase of 5% over last year.

•	Net Profit for the year was INR 642 million, an increase of 47% over last year.

•	CAPEX during the year was INR 1669 million.

•	Cash balance at the end of the year was INR 1884 million.

Mr. Raju Vegesna, Chairman, said, “We have maintained our record of growth for the fifth year. We continue to see a general trajectory of Enterprise clients moving towards a single-window service provider for execution of their critical IT transformation projects. Through our consistent delivery and demonstrated value, we now occupy a crucial position as a strategic partner in our client’s transformational journeys.

To date, our investments in global markets have been cautious, yet promising. I am seeing a growing trend of clients moving away from large incumbent service providers and entrusting projects to a growing number of nimble, proactive service providers. Our suite of managed services and our offshore delivery model should benefit from such changes.”

Mr. Kamal Nath, CEO, said, “We continue to see healthy growth in Order book and revenue, resulting from the investments we have made in both the size and expertise of our sales team. Over the past year, we have booked new orders that represent an Annual Contract Value in excess of INR 10000 Million.

A higher number of IT transformation projects have contributed to the revenue this year. There have also been deeper engagements with existing clients, in which we were better able to leverage multiple Sify services. As a result, we have been able to reduce our dependence on our traditional telecom services and significantly grow the contribution from IT services.

The increased mindshare that Sify enjoys from Enterprise customers was recently recognized when Sify was included on the list of India’s “Superbrands”, after an absence of 10 years.”

Mr. M P Vijay Kumar, CFO, said, “Last year, in a continuing practice of investing ahead of the curve, we enhanced our Telecom and Data network capacity by 4 times. This reflects our confidence in the underlying market growth, although it has some pressure on margins in the short term due to increased bandwidth cost for capacity creation. Nevertheless, we are pleased that we have been able to maintain five years of positive Net Profit.

Another significant investment has been in people and process to support the Application side of the business. In doing so, we seek to carry forward the momentum built in leveraging on the Digital India projects of the Government of India.

In our recent interaction with Financial Institutions and Investors, the investment criteria, fiscal discipline and current business model were viewed positively. We intend to maintain the discipline as we continue to scale up our business.

The Board has recommended a dividend of 12%.

Cash balance at the end of the year was INR 1884 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Year ended	Year ended
	March	March	March	March
Description	2017	2016	2017	2016
				(Audited)

Revenue	5,235	4,036	18,432	15,035

Cost of Revenues	(3,409)	(2,462)	(11,870)	(9,104)

Selling, General and Administrative Expenses	(1,213)	(979)	(3,992)	(3,480)

EBITDA	613	595	2,570	2,451

Depreciation and Amortisation expense	(445)	(454)	(1,759)	(1,598)

Net Finance Expenses	(41)	(111)	(314)	(520)

Other Income	59	76	146	105

Profit before tax	186	106	643	438

Income tax expense	(1)	-	(1)	-

Profit for the period	185	106	642	438

Reconciliation with Non-GAAP measure

Profit for the period	185	106	642	438
Add:
Depreciation and Amortisation expense	445	454	1,759	1,598

Net Finance Expenses	41	111	314	520

Tax expense	1	-	1	-
Less:
Other Income	(59)	(76)	(146)	(105)

EBITDA	613	595	2,570	2,451

Business Highlights

Telecom

•	Revenue from Data Services for the year grew by 15% over last year.

•	A total number of 950 clients were added during the year.

•	During the year, Sify expanded its reach by adding 246 new sites.

•	The rollout of the next generation data network in Mumbai is now complete. The network was rolled out using the next generation DWDM equipment, providing customers with a highly resilient network to support Data Center-to-Data Center and Cloud traffic.

•	Sify launched a unique Internet Exchange in partnership with global pioneer AMS-IX. This multi-location IX fabric will provide cloud and content players, as well as India service providers, a neutral interconnection platform for IP and private traffic.

•	This year saw Sify establish dominance in the nascent Payments bank industry in India.

•	Sify also launched its Enterprise grade Managed WiFi solution, offering New Age Connected Solutions to Enterprises going Digital.

•	Major wins this quarter included a Public-Sector bank in the South and another Payments bank in the North.

•	Multiple customers contracted for Managed Wireless LAN services, including a large global manufacturing company and a Public-Sector bank.

•	SMACnet was chosen as the Most Innovative Offering of the year by a leading industry media.

Data Center Services

•	Revenue from Data Center services grew by 29% over last year.

•	Sify added 36 new clients for DC Services across various industries.

•	Sify commissioned a primary Data Center for a Public sector Insurance company along with near DR and far DC to be housed in Sify’s data centers.

•	Sify’s Data Centers now host network POPs for several Global Content players. This has led to significant orders for Peering from Indian telecom operators and ISPs.

•	A National level Private Insurance company’s Data Center was successfully migrated to Sify’s Data Center.

•	Sify was awarded the CIO choice award 2016 for integrated data center solutions and data center transformation services.

Cloud and Managed Services

•	Revenue from Cloud and Managed Services remained flat versus the prior year.

•	One of the world leaders in medical devices and software for Oncology signed up to set up their first facility in India on the Private Cloud. This contract includes Software, Infrastructure and Connectivity.

•	A leader in creating and operating next generation tech centric financial exchanges contracted for multiple Cloud managed and security services, including the newly launched GoInfinit Acceleration services

•	One of the largest luxury real estate players will migrate their entire database to our Cloud environment. This contract also included connectivity among different ongoing projects.

•	A three-wheeler manufacturer signed up for a similar Cloud setup to optimize and leverage their existing investments.

•	18 new clients were added in the last quarter.

•	9 new partnerships were signed during the year.

Applications Integration Services

•	Applications Integration services grew by 100% over the previous year.

•	The Talent Management line of business showed robust growth with over 10 Million assessments conducted over the past year; largest among them was the nation-wide recruitment examination for the Govt of India, for which 6.5 million candidates registered.

•	A total of 16 new clients signed up for Forum, Talent Management and e-Learning services.

•	One of our major forward-supply-chain customers have extended their contract by three years.

•	Sify signed 12 new clients for the SAP business and 6 new clients for Microsoft Azure business.

•	Sify also acquired the first SAP Business Warehouse on Cloud Client for the subsidiary of a major IT player.

•	Key wins include an engineering and construction arm of one of the largest Government employers and a Public Sector Bank that contracted the business to upgrade and consolidate their Database using a combination of Open Source and old SQL versions.

•	Sify was accorded the Hosting Partner of the year award for 2016-17 by Microsoft.

Transformation Integration Services

•	Revenue for Transformation Integration services has grown 55% over last year.

•	Sify added 62 new clients across Data Centre IT, Network Integration, Security and Collaboration Services.

•	A large Public Sector Insurance Company has contracted with Sify to deploy and provide Infra Integration services for DC Network, IT Infra Compute and Storage, and Security services.

•	Another large Public Sector Insurance company and Public Sector Bank has contracted with Sify to refresh WAN Network Infrastructure across India.

•	A Private Insurance Company has contracted with Sify for a Data Center Transformation Project to design, deploy, host and migrate existing Data Center services to new platform along with managed services for DC and DR.

•	A large Public Sector Bank has contracted with Sify to establish a Data Center and Network Infrastructure across all their locations.

•	Sify won a large contract from a Public-Sector Oil and Gas company to establish a Data Center infrastructure.

•	Sify also won a large contract from a State Government to establish an end-to-end Data Center infrastructure, which includes design and setup of IT, Network and Security, and Managed Services platform.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1400 cities and towns in India. This telecom network today connects 43 Data Centers across India including Sify’s 6 Tier 3 Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprising of Telecom services, Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify has a unified licence to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2016, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations
Mr. Praveen Krishna
Investor Relations & Public Relations	Shiwei Yin
+91 44 22540777 (ext.2055)	+1-646-284-9474
praveen.krishna@sifycorp.com	Shiwei.Yin@grayling.com

20:20 Media
Nikhila Kesavan
+91 9840124036
nikhila.kesavan@2020msl.com